Exhibit 99.1

News release

Cenovus announces Cash Tender Offers

for Certain Outstanding Notes

Calgary, Alberta (September 9, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced it has commenced tender offers (each individually, with respect to a series of notes, a “Tender Offer”, and collectively, the “Tender Offers”) to purchase for cash (1) any and all of its outstanding 3.950% Notes due 2022 and its outstanding 3.000% Notes due 2022 (the “Any and All Tender Offer” and such notes, collectively, the “Any and All Notes”) and (2) up to a maximum aggregate purchase price of $1,000,000,000 (such aggregate purchase price, the “Maximum Aggregate Purchase Price”) of its outstanding 3.800% Notes due 2023, its outstanding 4.000% Notes due 2024, its outstanding 5.375% Notes due 2025, its outstanding 4.250% Senior Notes due 2027 and its outstanding 4.400% Notes due 2029 (the “Maximum Tender Offer” and such notes, collectively, the “Maximum Tender Offer Notes”, and the Maximum Tender Offer Notes together with the Any and All Notes, the “Securities”), subject to the acceptance priority levels and the Series Tender Caps (as defined below) noted in the second table below.

References in this news release to “$” are to United States dollars.

Title of Security	CUSIP/ISIN	Principal Amount Outstanding	U.S. Treasury Reference Security	Bloomberg Reference Page	Fixed Spread
3.950% Notes due 2022	448055AJ2/ US448055AJ20	$500,000,000	2.25% UST due 4/15/2022	FIT3	+25 bps
3.000% Notes due 2022	15135UAG4/ US15135UAG40	$500,000,000	1.5% UST due 8/15/2022	FIT3	+20 bps

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Up to the Maximum Aggregate Purchase Price of the Outstanding Securities Listed Below

Title of Security	CUSIP/ISIN	Principal Amount Outstanding	Acceptance Priority Level(a)	Series Tender Cap(a)	U.S. Treasury Reference Security	Bloomberg Reference Page	Fixed Spread	Early Tender Payment (b) (c)
3.800% Notes due 2023	15135UAJ8/ US15135UAJ88	$450,000,000	1	N/A	0.125% UST due 8/31/2023	FIT1	+35 bps	$30
4.000% Notes due 2024	448055AK9/ US448055AK92	$750,000,000	2	N/A	0.375% UST due 8/15/2024	FIT1	+35 bps	$30
5.375% Notes due 2025	15135UAS8/ US15135UAS87	$1,000,000,000	3	$300,000,000	0.75% UST due 8/31/2026	FIT1	+45 bps	$30
4.250% Senior Notes due 2027	15135UAL3/ US15135UAL35; 15135UAM1/ US15135UAM18 (144A); C23555AF9/ USC23555AF96 (Reg S)	$961,851,000	4	$200,000,000	0.75% UST due 8/31/2026	FIT1	+105 bps	$30
4.400% Notes due 2029	448055AP8/ US448055AP89	$750,000,000	5	N/A	1.25% UST due 8/15/2031	FIT1	+110 bps	$30

(a)

The offers with respect to the Maximum Tender Offer Notes are subject to the Maximum Aggregate Purchase Price of $1,000,000,000. The offers with respect to Maximum Tender Offer Notes with acceptance priority levels 3 and 4 are each individually subject to an aggregate principal amount sublimit of $300,000,000 and $200,000,000, respectively (each, a “Series Tender Cap”). All references to the aggregate purchase price herein include the applicable Total Consideration (as defined below) or Late Tender Offer Consideration (as defined below), as applicable, and exclude applicable unpaid accrued interest and fees and expenses related to the Tender Offers. Subject to the terms and conditions set forth in the Offer to Purchase (as defined below), Cenovus will purchase Maximum Tender Offer Notes having an aggregate purchase price up to the Maximum Aggregate Purchase Price, subject to the acceptance priority levels and the Series Tender Caps set forth in the second table above. Subject to applicable law, Cenovus reserves the right, but is under no obligation, to increase, decrease or eliminate the Maximum Aggregate Purchase Price and/or any Series Tender Cap, in either case, at any time and in its sole discretion.

(b)	Per $1,000 principal amount.
(c)

The Total Consideration for Maximum Tender Offer Notes validly tendered prior to or at the Early Tender Date (as defined below) and accepted for purchase is calculated using the applicable fixed spread and is inclusive of the Early Tender Payment.

The Any and All Tender Offer will expire at 5:00 p.m., New York City time, on September 15, 2021, unless extended or earlier terminated (the “Any and All Expiration Date”). Holders of the Any and All Notes must validly tender and not validly withdraw their Any and All Notes prior to or at the Any and All Expiration Date to be eligible to receive the applicable Total Consideration for such Any and All Notes.

The Maximum Tender Offer will expire at midnight, New York City time, at the end of October 6, 2021, unless extended or earlier terminated (the “Maximum Tender Expiration Date”). Holders of the Maximum Tender Offer Notes must validly tender and not validly withdraw their Maximum Tender Offer Notes prior to or at 5:00 p.m., New York City time, on September 22, 2021, unless extended or earlier terminated (the “Early Tender Date”), to be eligible to receive the applicable Total Consideration for such Maximum Tender Offer Notes, which is inclusive of an amount in cash equal to the applicable amount set forth in the second table above under the heading “Early Tender Payment” (the “Early Tender Payment”). Holders of the Maximum Tender Offer Notes who validly tender their Maximum Tender Offer Notes after the Early Tender Date but prior to or at the Maximum Tender Expiration Date will be eligible to receive the applicable Total Consideration for such Maximum Tender Offer Notes minus the Early Tender Payment (the “Late Tender Offer Consideration”).

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All Maximum Tender Offer Notes tendered prior to or at the Early Tender Date will be accepted based on the acceptance priority levels noted in the second table above and will have priority over Maximum Tender Offer Notes tendered after the Early Tender Date (subject to any applicable Series Tender Cap), regardless of the acceptance priority levels of the Maximum Tender Offer Notes tendered after the Early Tender Date. Subject to applicable law, Cenovus may increase, decrease or eliminate the Maximum Aggregate Purchase Price and/or any Series Tender Cap, in either case, at any time and in its sole discretion.

The applicable consideration (the “Total Consideration”) payable for each $1,000 principal amount of each series of Securities validly tendered and accepted for payment pursuant to the Any and All Tender Offer will be determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread for such Security specified in the tables above plus the applicable yield to maturity date based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the applicable table above, calculated as of 2:00 p.m., New York City time, on September 15, 2021, unless extended or earlier terminated. The applicable Total Consideration payable for each $1,000 principal amount of each series of Securities validly tendered prior to or at the Early Tender Date and accepted for payment pursuant to the Maximum Tender Offer will be determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread for such Security specified in the tables above plus the applicable yield to par call date based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the applicable table above, calculated as of 10:00 a.m., New York City time, on September 23, 2021, unless extended or earlier terminated. In addition to the Total Consideration, Cenovus will also pay accrued and unpaid interest on Securities purchased up to, but not including, the applicable settlement date. The settlement date for the Any and All Tender Offer will occur promptly after the Any and All Expiration Date and is expected to be September 16, 2021. The settlement date for the Maximum Tender Offer Notes validly tendered and accepted for payment on the Early Tender Date will occur promptly after the Early Tender Date and is expected to be September 24, 2021. The settlement date for the Maximum Tender Offer Notes validly tendered and accepted for payment after the Early Tender Date will occur promptly after the Maximum Tender Expiration Date and is expected to be October 8, 2021.

Any and All Notes tendered pursuant to the Any and All Tender Offer may be withdrawn prior to or at, but not after, 5:00 p.m., New York City time, on September 15, 2021, and Maximum Tender Offer Notes tendered pursuant to the Maximum Tender Offer may be withdrawn prior to or at, but not after, 5:00 p.m., New York City time, on September 22, 2021 (such dates and times, as they may be extended with respect to the Any and All Notes or a series of Maximum Tender Offer Notes, the applicable “Withdrawal Deadline”).

After the applicable Withdrawal Deadline, you may not withdraw your tendered Securities unless Cenovus amends the applicable Tender Offer in a manner that is materially adverse to the tendering holders, in which case withdrawal rights may be extended as Cenovus determines, to the extent required by law (as determined by Cenovus), appropriate to allow tendering holders a reasonable opportunity to respond to such amendment. Additionally, Cenovus, in its sole discretion, may extend a Withdrawal Deadline for any purpose. If a custodian bank, broker, dealer, commercial bank, trust company or other nominee holds your Securities, such nominee may have an earlier deadline or deadlines for receiving instructions to withdraw tendered Securities.

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The Tender Offers are being made pursuant to an Offer to Purchase, dated September 9, 2021 (the “Offer to Purchase”), which sets forth a more detailed description of the Tender Offers. Holders of the Securities are urged to read the Offer to Purchase carefully before making any decision with respect to the Tender Offers.

Cenovus’s obligation to accept for payment and to pay for the Securities validly tendered in the Tender Offers is subject to the satisfaction or waiver of a number of conditions described in the Offer to Purchase, including a financing condition. The Tender Offers may be terminated or withdrawn in whole or terminated or withdrawn with respect to any series of the Securities, subject to applicable law. Cenovus reserves the right, subject to applicable law, to (i) waive any and all conditions to any of the Tender Offers, (ii) extend or terminate any of the Tender Offers, (iii) increase, decrease or eliminate the Maximum Aggregate Purchase Price and/or any Series Tender Cap or (iv) otherwise amend any of the Tender Offers in any respect.

Cenovus has retained J.P. Morgan Securities LLC, BofA Securities and MUFG Securities Americas Inc. as dealer managers (the “Dealer Managers”) for the Tender Offers. Cenovus has retained D.F. King & Co., Inc. as the tender and information agent for the Tender Offers. For additional information regarding the terms of the Tender Offers, please contact: J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3424 (collect); BofA Securities at (980) 387-3907 (collect) or MUFG Securities Americas Inc. at (877) 744-4532 (toll free) or (212) 405-7481 (collect). Requests for documents and questions regarding the tendering of securities may be directed to D.F. King & Co., Inc. by telephone at (212) 269-5550 (for banks and brokers only) or (888) 605-1958 (for all others, toll-free), by email at cve@dfking.com or at www.dfking.com/cve or to the Dealer Managers at their respective telephone numbers.

This announcement is for information purposes only and does not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Tender Offers are being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law.

Advisory

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

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Forward-looking information in this document is identified by words such as “may”, or “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the purchase of the Securities; the deadlines, determination dates and settlement dates specified herein in regards to the Tender Offers; increasing or decreasing the Maximum Aggregate Purchase Price and/or any Series Tender Cap; and the payment of accrued and unpaid interest.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: risks related to the acceptance of any tendered Securities, the expiration and settlement of the Tender Offers, the satisfaction of conditions to the Tender Offers, whether the Tender Offers will be consummated in accordance with the terms set forth in the Offer to Purchase or at all and the timing of any of the foregoing.

Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. For a full discussion of material risk factors, refer to Risk Management and Risk Factors in Cenovus’s Management’s Discussion and Analysis for the year ended December 31, 2020 and in Cenovus’s Management’s Discussion and Analysis for the three and six months ended June 30, 2021 and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on its website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts:

Investors	Media
Investor Relations general line 403-766-7711	Media Relations general line 403-766-7751

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